UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act Of 1934

DYNAMIC RESPONSE GROUP, Inc.

(f/k/a Youth Enhancement Systems, Inc.)

(Name of Registrant as specified in its charter)

Florida	52-2369185
(State or other jurisdiction of incorporation or jurisdiction)	(I.R.S. Employer Identification Number)

4770 Biscayne Blvd, Suite 1400, Miami, Florida 33137

(Address of principal executive offices)

Registrant’s telephone number, including area code: 305-576-6889

Copies of communications to:

Kimberly L. Graus

4949 SR 64 East,#141, Bradenton, Florida 34208

Telephone: 941/747-5290 Facsimile: 866/640-6858

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $.0001	Over-the-Counter Bulletin Board

i

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10-SB to register our common stock, par value $.0001, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 12(g) generally requires registration within 120 days after the last day of the first fiscal year in which an issuer has total assets exceeding $10 million and a class of equity security held of record by 500 or more persons.

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Unless otherwise noted, references in this registration statement to “Dynamic Response Group” the “Company,” “we,” “our” or “us” means Dynamic Response Group, Inc., a Florida corporation. Our principal place of business is located at 4770 Biscayne Blvd., Suite 1400, Miami, Florida 33137. Our telephone number is (305) 576-6889.

FORWARD LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under “Risk Factors.” Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

PART I

ITEM 1.	BUSINESS

BUSINESS DEVELOPMENT

Dynamic Response Group, Inc. (f/k/a) Youth Enhancement Systems, Inc. (“Dynamic Response” or the “Company”) is engaged in the business of Electronic & Multi Media Retailing (print, radio, television and the internet). Youth Enhancement Systems, Inc. was originally incorporated on June 4, 2002 under the laws of the State of Florida. This corporation was merged with MaxPlanet Corporation, (“MaxPlanet’), a Florida corporation on June 2, 2006. MaxPlanet, the surviving corporation changed its name to Youth Enhancement Systems, Inc.,(“Youth Enhancement” ). MaxPlanet, originally a Delaware corporation, was incorporated in October 1982 as Robotic Systems & Technology, Inc., (“Robotic Systems”). Robotic Systems became publicly traded upon the declaration of effectiveness on April 22, 1983 when it filed its Registration Statement on Form S-18 with the U.S. Securities and Exchange Commission. From approximately 1983 through November 1993, Robotic Systems had virtually no business operations.

On October 14, 1994, Robotic Systems changed its name to Concord International Group, Inc. (“Concord”). Concord at this time was still a Delaware corporation. From 1994 through the end of 1997, Concord made several acquisitions, each of which were either unsuccessful ventures or were rescinded after consummation. On July 10, 1997, Concord filed an Agreement of Merger with the State of Delaware, merging the company with Maxnet, Inc., a Delaware corporation. The company then changed its name to Maxnet, Inc., a Delaware corporation. On July 20, 1999, Maxnet, Inc. changed its name to MaxPlanet Corporation. On May 23, 2006 MaxPlanet filed with the State of Florida for domestication and on June 2, 2006, MaxPlanet and Youth Enhancement completed their merger, with MaxPlanet, as the survivor, then changing its name to “Youth Enhancement Systems, Inc.”

On March 5, 2007, Youth Enhancement Systems, Inc. changed its name to “Dynamic Response Group, Inc.”, by filing its Articles of Amendment with the Florida Secretary of State.

Our fiscal year ends December 31st of each year. Youth Enhancement, before the merger, had not filed for any bankruptcy, receivership or similar proceeding. MaxPlanet filed for Chapter 13 Bankruptcy in June of 2005 for the purpose of obtaining possession of a property that it owned but could not gain access to through the state courts. The Bankruptcy was withdrawn on November 22, 2005. On September 26, 2005, MaxPlanet filed a Form 15 declaring its intent not to file current reports under the Securities Exchange Act of 1933. Subsequent to our merger with Youth Enhancement the decision was made to again become a reporting company. During the last three fiscal years, we have not been subject to the reporting requirements of the Exchange Act of 1934, as amended. As such, we have not filed any reports with the Securities and Exchange Commission, until February 13, 2007 when the Company filed its 10SB to become a fully reporting company. The Company has filed its 15c2-11 in April 2007 with the NASD, to list its shares on the Over-the-Counter-Bulletin-Board.

We are engaged in the business of Electronic & Multi Media Retailing (print, radio, television and the internet). We consider ourselves an emerging leader in the use of direct response transactional television programming, known as infomercials, to market consumer products. Management believes our advertising plan will expose our products into more than 370 million households in 70 countries worldwide.

Our marketing strategy is to identify and secure exclusive distribution agreements with owners of unique, consumer-driven, innovative products that provide solutions to known consumer buying patterns. We then offer these retail products to consumers through electronic media using broadcast, cable, satellite television and the Internet. We focus on presenting consumer products at competitive prices that can leverage the visual appeal of television, including our main product offerings, ProCede, a hair loss product, The Clean Between Machine, a dental hygiene product and Back Yard Drills with Bill Parcell, an instructional DVD about football. Our programming is transmitted by satellite to cable television systems, direct broadcast satellite systems, television broadcasting stations, print, radio and the Internet across the United States and European Countries. Revenues are generated from the sales of merchandise we offer through our programming.

PRINCIPAL PRODUCTS

We have an infomercial library of several products. The principal products we currently market are as follows:

ProCede

ProCede is a hair-thinning treatment system for men. According to industry sources it ranks as one of the top three aired infomercials of all health and beauty products in the United States. It is the only hair product on the market that requires only one application every 90 days.

We have acquired the exclusive worldwide rights to this product. We plan to maximize brand awareness with an eventual launch into retail stores.

Backyard Drills

Backyard Drills is a football coaching DVD set by Bill Parcells, a highly respected NFL coach, designed to teach dads to help coach their sons with real pro coaching secrets. This DVD also includes more than a dozen NFL players appearing during the video.

We have acquired the exclusive worldwide rights to this product. The spot has already tested successfully and we have taken over the rights for rollout.

Clean Between Machine

This was a successful direct response product selling millions of units via direct response and retail some years ago. It is a multifunctional patented machine that removes plaque, polishes teeth, cleans the tongue for long lasting fresh breath and improved taste, and stimulates and massages gums. We have created a new offer that will include two (2) Clean Between Machines with all of the attachments; including the sonic toothbrush attachment. In development is an updated model, the Clean Between Machine Pro, for which we have the first right of refusal to market. This new model includes a new stain remover attachment, is now rechargeable, and has a built in timer.

The Company has acquired the worldwide rights to the product. Our goal is to maximize domestic and international sales of this product during the next six months. We are also planning to have the product in retail stores within nine months and within the year offer a new and improved model.

NASCAR

We recently began rolling out our media for The Official NASCAR Members Club. As of the date of this filing we continue testing our newly acquired NASCAR membership program via several channels of distribution. Several of these are beginning to present scaleable means of getting this product to the NASCAR fans nationwide. We will continue testing different offer structures and product configurations to determine the method that provide us with the most beneficial financial model.

Additional Products

We have several other products that are in the development stage. As they are developed we will begin to roll them out through our traditional sales methods.

Our Principal Competitive Strengths

We believe we have the following principal competitive strengths, which position us to further grow and become a dominant player in our industry:

•

We use direct response marketing designed to solicit a response that is specific and quantifiable directly from the consumer/end-user of our products. This affords us the ability to promote and sell its products on a mass scale, instead of soliciting sales one consumer at a time (such as telemarketing).

•	Our advertising dollars are spent soliciting sales, which in turn promote and build the brand. This ensures brand awareness without the need to budget the branding dollars of traditional retailers.

•

When a products attributes may be communicated quickly our direct response marketing is done in short infomercial like television spots. Lasting one, two, or five minutes these short infomercials generate the product message without the extraordinary costs of traditional infomercials.

Our Growth Strategies

In order to capitalize on our competitive advantages and to realize our goal of growing to become a dominant player in our industry, we intend to pursue growth strategies that include the following:

•	We plan to continue development of our forecasting model, enabling us to increase gross margins through just-in-time inventory procedures for better profitability.

•	We intend to continue expansion in other promising products and markets and develop a credible plan to improve operating efficiencies and drive revenue growth.

•	We are currently expanding into additional markets within the United States and International markets.

Distribution Methods

We buy media for and advertise products that we own the rights to distribute and sell. Revenues are primarily generated through direct response television, radio, print and Internet advertising. We list a phone number and the consumer calls our call center to order the product they want. The call center takes the order and processes a credit card given by the customer. When the payment is made by the bank that issues the credit card to the call center’s credit card processing department, the payment is forwarded to us. We additionally license our products and our advertising through distributors who invest in media and take a larger percentage of the sales. These distributors purchase the goods from us at wholesale and take on the responsibility of marketing our products.

We analyze results from our marketing and advertising regularly. Because our products are marketed through direct response television and other mediums, our success in terms of operating a profitable business is contingent upon an analysis of return on investment on the media dollars spent to advertise a particular product or brand. Therefore, we must closely evaluate our performance on a daily basis to make sure that we are profitable in our media mix, that we have sufficient inventory to supply our customers and that we fulfill our financial responsibilities in terms of paying vendors and affiliates that assist in our overall marketing strategy. When any of these components fail to deliver efficiently, evaluation and analysis of the deficiencies with the appropriate corrections are quickly implemented in order to maintain profitability.

CURRENT NEW PRODUCT ANNOUNCEMENTS

Our goal is to continually seek out innovative consumer products to market and distribute profitably. We believe that a large library of infomercial programs, together with our experience in product sourcing, telemarketing, order fulfillment and customer service, will give us a competitive advantage over other companies in the marketplace. While the Company incurs certain initial and ongoing costs in connection with adapting a product and producing the infomercial for specific markets, the primary expenses are incurred when the product/infomercial is first developed for its target market. Thus, as we decide to introduce a product in additional markets, we can do so quickly, efficiently and relatively inexpensively. We believe that by further expanding our coverage into other parts of the world, we will be able to leverage our library of infomercial programs and associated products by extending the time period during which each product generates revenues.

INDUSTRY OVERVIEW

The infomercial industry was first developed in the United States after the FCC rescinded its limitations on advertising minutes per hour in 1984, thereby permitting 30-minute blocks of television advertising. The deregulation of the cable television industry and the resulting proliferation of cable channels increased the available media time and led to the growth of the United States infomercial industry. Producers of infomercials combined direct response marketing and retailing principles within a television talk show-type format and purchased media time from cable channels to air their infomercials. After an initial growth period, the industry consolidated through the end of the 1980’s. At the same time, increased attention from the FTC and the federal and state consumer protection agencies led to greater regulation of the industry and to the development of the National Infomercial Marketing Association as a self-regulatory organization. By the early 1990’s, infomercials and home shopping cable channels had become a more accepted forum for obtaining information about products and services and making purchases from home. As the infomercial industry has matured, the variety of products marketed through infomercials has steadily increased. Today, offerings as diverse as car care products and computers are marketed through infomercials.

The development of the international infomercial industry began in Western Europe following the initial industry development in the United States. The industry expanded throughout Europe and then into non-European markets through the early 1990’s and continues to expand into other worldwide markets. Whereas domestically, distribution of products through infomercials is viewed as an alternative to retail, mail order and other means of distribution, in many international markets distribution through traditional channels is not readily accessible to many consumers. As a result of these factors, we believe that we have an opportunity to be one of the primary distributors of innovative consumer products in the International marketplace.

Our goal is to be recognized as a leader in direct marketing. Through direct response television programming and integrated consumer marketing techniques, we are pursuing a business strategy focusing on: (i) increasing the utilization of our global relationships, (ii) developing and marketing innovative consumer products to develop our library of infomercial programs and (iii) engineering an efficient business model for the conduct of our direct response business. We intend to continue to explore new ways to effectively utilize and leverage worldwide distribution, reach and capability.

PRODUCT DEVELOPMENT

Our product development/marketing department is the most vital component of the company. We actively search for and analyze new products that may be suited for direct response television marketing and subsequent marketing through non-infomercial distribution channels. We analyze new product ideas from a variety of sources, including inventors, suppliers, trade shows, industry conferences, strategic alliances with manufacturing and consumer product companies and we have an ongoing review of new developments in our targeted product categories. As a result of our prominence in the infomercial and retail television industry, we also receive unsolicited new product proposals from independent third parties. Once we decide a product fits our model, we generally purchase the rights to distribute the product; seldom do we purchase the product directly.

During the evaluation phase of product development, we evaluate the suitability of the product for television demonstration and explanation as well as the anticipated perceived value of the product to consumers. Further, we determine whether an adequate and timely supply of the product is available and analyze whether the estimated profitability of the product satisfies our business model.

We are also devoting attention to the development of products specifically targeted to markets outside of North America. We have reviewed our infomercial library for those products that we believe will be successful in Europe, Asia and/or other international markets. When a product, that was initially sold domestically, is selected for international distribution, the infomercial is dubbed and product literature is created in the appropriate foreign languages. In addition, a review of the products and the infomercial’s compliance with applicable local laws is completed. The company has an exclusive agreement with Global DR (“Global”), an International sourcing and distribution company (“Global”) with distribution in over 70 countries worldwide. The agreement grants us exclusive rights on a right of first refusal basis to license Global’s internationally successful products and infomercials for marketing in the United States market. Conversely, the agreement grants Global the exclusive right to distribute our products in its distribution stream world wide. Global is conducting an eighteen country test in Latin America to determine market acceptance of ProCede. Upon a successful test, our licensed distributor will then begin airing the infomercial internationally. We also have, on a non exclusive basis, an agreement with international distribution leader Thane International, whereas Thane may distribute our products overseas. The Company has recently shipped 500 units of its main product ProCede to Greece.

Once we decide to bring a product to market, we arrange for the production of an infomercial, that may be 1, 2, 5 or 30 minutes in length. When making a determination of the length of the infomercial several factors are considered. Some of those factors are the cost of the product and the time it takes to provide in-depth demonstrations and explanations of the product. We also take into consideration the territory in which it may be viewed in the future. In International markets there are limited, if any, short form time spots available on television, therefore if our intentions are to market a product internationally we must produce the spots in 30 minute time frames.

Once we have made a determination as to the length of the message we are relaying to the market we attempt to present a product in an entertaining and informative manner utilizing a variety of program formats. Our infomercials are currently produced in-house by contracting with an established independent producer who works under our direction. The cost of producing an infomercial generally ranges from $25,000 to $350,000. In addition, producers, hosts and spokespersons generally receive fees based upon sales of the products.

Following completion of the production of an infomercial, the program is then tested in the United States in specific time slots (based on the products targeted consumer base) on both national cable networks and targeted broadcast stations. If a show achieves acceptable results in the market tests, it is generally aired on a rapidly increasing schedule on cable networks and broadcast channels.

During this initial phase, we may modify the creative presentation of the infomercial and/or the retail pricing, depending upon viewer response. After the initial marketing phase, we may adjust the frequency of a program’s airing to achieve a schedule of programs that we believe maximizes the profitability of all of the products being marketed through infomercial programming at a given time.

MEDIA ACCESS

An important aspect of our ability to successfully market products is access to media time. Infomercial programming is available to us through licensed distributors to more than 370 million households in 70 countries worldwide, including Argentina, Australia, Austria, Belarus, the Benelux countries, Brazil, China, Denmark, Ecuador, most Eastern European countries, Finland, France, Germany, Greece, Ireland, Italy, Japan, Mexico, most Middle Eastern countries, New Zealand, Norway, Peru, Portugal, Russia, Spain, most South American countries, Sweden, Switzerland, Taiwan, Turkey, Ukraine and the United Kingdom.

Internationally, the infomercials are aired on one or more of three technologies by licensed distributors: (i) satellite transmission direct to home with satellite reception dishes; (ii) cable operators who retransmit satellite broadcasts to cable-ready homes and (iii) terrestrial broadcast television.

Domestically, we purchase most of our cable television time directly from cable networks and their respective media representatives. In addition to airtime purchased on cable networks, we purchase broadcast television time from network affiliates and independent stations. Broadcast television time segments are purchased primarily in 30-minute spots. We believe there is currently an adequate supply of broadcast television time available from these sources to satisfy our needs. We are dependent on having access to media time to televise our infomercials on cable networks, satellite networks, network affiliates and local stations.

COMPETITION

The direct response industry in general is highly competitive. The market leaders fluctuate constantly, as those with the popular products and shows can dominate the airwaves and control media time because they have a product that warrants the purchase of time. In managements’ opinion, no one company, however, has or can claim any stable market share. We compete directly with companies that generate sales from both long form and short form infomercials. We also compete with a large number of consumer product companies and retailers who have substantially greater financial, marketing and other resources than us, some of which have commenced or indicated their intent to conduct direct response marketing. There also exists a threat from competitors who attempt to copy a successful product we market and market their copied product at significantly lower prices than we may to sell ours. Products similar to ours may also be sold in department stores, pharmacies, general merchandise stores, over the Internet, in newspapers magazines and direct mail advertising, thereby diminishing our competitive advantage. As we are a newer entrant into the direct response market, it is management’s opinion that there are significantly more established direct response companies who are better financed, have more credit and higher revenues than us. However, we believe that our overall experience in areas of media placement, proven creative talent, sourcing and direct retailing experience along with our unique products, including patents on some of those products give us a competitive advantage that can potentially offset our disadvantages.

PRODUCT SOURCES

The ProCede product is manufactured by Hawkeye-Jensen, Inc. in Pennsylvania. The facility is an FDA approved manufacturing plant, where the blending and bottling is performed. The finished product is then transported to a distribution center in Dallas, Texas that we contract with to ship our product.

The Backyard Drills DVD has been outsourced to a duplication facility. Upon completion, it is transported to the distribution center.

All other and future products are or will be outsourced for manufacturing and/or packaging.

PATENTS, TRADEMARKS, LICENSES, FRANCHISES, ROYALTY AGREEMENTS

Patents:

The Company has no patents in its own name, nor has it applied for any patents. Our hair-thinning treatment product, ProCede, however, is a patented product. In addition, the product is protected internationally by a PCT (Patent Cooperation Treaty) filing, which allows us the right to file for patent protection in various foreign countries in which we intend to market ProCede. All patent rights are currently owned by the product’s inventor. We develop, manufacture, market and sell ProCede under an exclusive, world-wide license agreement with the inventor. The license expires on March 26, 2011, at which time we have the exclusive right to purchase the product, the formula for the product and all intellectual property rights associated with the product including, the patents and any patents pending.

Trademarks:

The following chart shows the status of the Company’s trademark filings. All trademarks have been filed with the United States Patent and Trademark Office.

MARK	SERIAL #	DATE OF FILING	PUBLISHED	NOTICE OF ALLOWANCE	STATEMENT OF USE/ EXTENSION OF TIME	STATUS
THE OVERNIGHT MIRACLE	76/475,309	12/11/02		11/2/04	STATEMENT DUE: 11/2/06 1st ext. filed: 5/2/05 2 ext. filed: 1/17/06 3rd ext. filed: 5/2/06	PENDING 12/11/03 - Non-final office action mailed 4/15/04 - Response to Office Action filed Status as of 6/1/04 -application approved for publication

THE MIRACLE 1 MINUTE MAKEOVER	76/475,308	12/11/02	1/11/05	4/5/05	STATEMENT DUE 4/5/06 1st ext filed: 10/5/05	REGISTERED Reg. No. 3,136,166 Date: 8/29/06 Sec. 8 and 15 due: 8/29/11 through 8/28/12 Renewal: 8/28/16

PROCEDE	78/277,164	7/22/03	9/21/04	12/7/04	STATEMENT DUE 6/7/05 STATEMENT OF USE FILED: 2/14/05	REGISTERED Date of Reg: 6/7/05 Reg. #: 2,961,097 Sec 8 & 15 due: 6/8/10 but no ltr than 6/7/11 RENEWAL: 6/7/15

YES YOUTH ENHANCEMENT SYSTEMS	77/002,476	9/19/06				PENDING Filed as a use application

Licenses and Royalties:

ProCede – We develop, manufacture, market and sell our hair-thinning product ProCede, under an exclusive world-wide license with the inventor of the product. The inventor is paid a monthly licensing fee during the term of the license, which expires on March 26, 2011. At that time, we have the option to purchase all of the inventor’s right, title, and interest in the product, the formula for the product and all intellectual property relating to the product including the patents and any patents pending, Patent Cooperation Treaty rights and other application, if any, relating to the product. The purchase price allows for credit of all previous license fee payments made to the inventor prior to purchase, plus a perpetual royalty based upon gross sales of the product.

Backyard Drills – We market the Backyard Drills DVD and related materials under an exclusive world-wide license with Backyard Drills, LLC (“BYD”). The license excludes certain not-for-profit organizations and their members with which Backyard Drills, LLC was doing business prior to entering into the exclusive license with the Company. The Company pays a royalty to BYD for every sale made, provided the price of sale of the BYD materials is at least $99. Should the sale price be reduced due to the market, the amount of the royalty will be reduced the same percentage that the sales price is reduced. Similarly, the royalty shall be increased if the sales price of the BYD materials is increased. BYD pays a royalty to the Company for each unit that it sells to the not-for-profit organizations in consideration for the benefit it receives from the Company’s marketing efforts.

Pasta Pronta – We market the Pasta Pronta pasta making device under an exclusive marketing agreement with De Worx Design & Manufacturing Ltd (“Licensor”), which includes an exclusive world-wide license to use all rights to the Pasta Pronta, including its current name, and the proprietary technology incorporated into the product, including all copyrights and patents pertaining to it for the purpose of marketing the product during the five (5) year term of the agreement. Our right of exclusivity is conditioned upon purchasing a set minimum number of units each year and a negotiated payment per unit.

Employees

The company currently has seven full time employees, all but one of whom are located in the company’s headquarters in Miami, Florida with one being located in Staten Island, New York.

Regulatory Mandates

No industry specific governmental approvals are need for the operation of our business. We do however use the law firm of Venable, LLP in Washington DC to monitor our advertising activities to ensure compliance with all applicable governmental regulations under the Federal Trade Commission and the Federal Food and Drug Administration.

Reports to Security Holders

We will make available free of charge any of our filings as soon as reasonably practicable after we electronically file these materials with, or otherwise furnish them to, the Securities and Exchange Commission (“SEC”). We are not including the information contained in our website as part of, or incorporating it by reference into, this report on Form 10-SB.

The public may read and copy any materials we file with the Securities and Exchange Commission (“SEC”). at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20002. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at (http://www.sec.gov).

ITEM 2.	MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes thereto included elsewhere in this registration statement. Portions of this document that are not statements of historical or current fact are forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this registration statement should be read as applying to all related forward-looking statements wherever they appear in this registration statement. From time to time, we may publish forward-looking statements relative to such matters as anticipated financial performance, business prospects, technological developments and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. All statements other than statements of historical fact included in this section or elsewhere in this report are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, the following: changes in the economy or in specific customer industry sectors; changes in customer procurement policies and practices; changes in product manufacturer sales policies and practices; the availability of product and labor; changes in operating expenses; the effect of price increases or decreases; the variability and timing of business opportunities including acquisitions, alliances, customer agreements and supplier authorizations; our ability to realize the anticipated benefits of acquisitions and other business strategies; the incurrence of debt and contingent liabilities in connection with acquisitions; changes in accounting policies and practices; the effect of organizational changes within the Company; the emergence of new competitors, including firms with greater financial resources than ours; adverse state and federal regulation and legislation; and the occurrence of extraordinary events, including natural events and acts of God, fires, floods and accidents.

Plan of Operations

On December 31, 2006, we had a net loss of $3,822,754. We had a net income of $72,187 for the three months ended March 31, 2007. Based on current projections we expect to have sufficient cash flows from operations to meet our obligations currently due within the next 12 months.

We are currently analyzing the addition of several new products to our mix. Once the test marketing and direct response mix has been accomplished, we will publicly release the information; until that time, such information remains confidential and will not be released due to competition. We also intend to continue to promote our current product mix, focusing on our greatest brand products in the international market place. We expect this expanding distribution channel to increase sales further in 2007.

We may raise additional funds in order to grow our market share. If we are (i) unable to grow our business or improve our operating cash flows as expected, (ii) unable to raise additional funds through private placement sales of our common stock, or (iii) unable to borrow additional funds, then we may not be able to continue to grow sales at the same pace as 2006. There can be no assurance that additional financing will be available when needed or, if available, that it will be on terms favorable to us and our stockholders. If we are not successful in generating sufficient cash flows from operations, or in raising additional capital when required in sufficient amounts and on terms acceptable to us, these failures would have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders would be diluted. Our condensed consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Revenues and Costs of Operations

Gross revenues. Gross revenues increased from $5,629,494 for the period ended December 31, 2005 to $12,230,121 for the period ended December 31, 2006, an increase of $6,600,627, primarily as a result of the introduction of the Clean Between Machine product in late 2006 and the continued growth in sales of the ProCede product in 2006.

Sales returns and allowances. Sales returns and allowances increased from $883,276 for the period ended December 31, 2005 to $3,056,953 for the period ended December 31, 2006, an increase of $2,173,677, primarily as a result of the growth in sales of the ProCede product in 2006.

Costs of goods sold. Costs of goods sold increased from $380,248 for the period ended December 31, 2005 to $668,208 for the period ended December 31, 2006, an increase of $287,960, primarily as a result of the increase in Gross Revenue.

Selling, general and administrative expenses. Selling, general and administrative expenses increased from $7,976,814 for the period ended December 31, 2005 to $10,414,015 for the period ended December 31, 2006, an increase of $2,437.201, primarily as a result of increased Media costs, product distribution costs, additional legal expenses and increased marketing of as a result of the introduction of the Clean Between Machine product and the continued growth of the ProCede product.

Net Loss. Net loss decreased from $3,822,754 the period ended December 31, 2005 to $2,149,079 for the period ended December 31, 2006, a decrease of $1,673,675. The decrease is mainly attributed to the increase in media spending for ProCede and the Clean Between Machine.

Cash. Cash decreased from $724,168 at December 31, 2005 to $364,121 at December 31, 2006, a decrease of $360,047, primarily as a result of the introduction of the Clean Between Machine product and the continued growth of the ProCede product and launching additional products in 2006.

Accounts Receivable. Accounts Receivable increased from $113,925 at December 31, 2005 to $1,035,802 at December 31, 2006, an increase of $921,877, primarily as a result of the revised offer structure for the ProCede product.

Inventories. Inventories increased from $253,699 at December 31, 2005 to $260,835 at December 31, 2006, an increase of $7,136, primarily as a result of the introduction of the Clean Between Machine.

Intangible and other assets. Intangible and other assets increased from $770,215 at December 31, 2005 to $1,077,650 at December 31, 2006, an increase of $307,435, primarily as a result of the required payments to the ProCede patent holder.

Liabilities

Accounts payable and accrued expenses. Accounts payable and accrued expenses increased from $817,969 at December 31, 2005 to $2,594,448 at December 31, 2006. An increase of $1,776,479, primarily as a result of increased marketing and consulting activities associated with the ProCede and Clean Between products.

Due to related parties. Due to related parties decreased from $176,952 at December 31, 2005 to $0 at December 31, 2006, a decrease of $176,952. This decrease was primarily as a result of a conversion to restricted common stock.

Convertible promissory notes. Convertible promissory notes decreased from $1,137,000 at December 31, 2005 to $1,547,000 at December 31, 2006, primarily as a result of the increase of promissory notes being issued.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements.

ITEM 3.	PROPERTIES

We lease approximately 5,305 square feet of office space in Miami, Florida, for $11,648 per month, $139,780.80 per year. Our lease is up for renewal October 31, 2008.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

There are no beneficial owners of more than five percent (5%) of all classes of our voting securities as of May 7, 2007. The percentage ownership has been calculated based on 72,592,929 shares of Common Stock outstanding. There are no persons that have a right to acquire within sixty (60) days, shares that would make them a beneficial owner from options, warrants, rights, conversion privilege or similar obligations of the Company.

SECURITY OWNERSHIP OF MANAGEMENT

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Scott Swank	780,000	*

*	LESS THAN 1.07%.

CHANGES IN CONTROL

There are no arrangements which may result in a change in control.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

The directors and executive officers of Dynamic Response, their ages and their present positions with Dynamic Response are as follows:

Name	Age	Position with Dynamic Response
Melissa K. Rice	46	Chief Executive Officer, Director
Scott Swank	35	Chief Operating Officer
David Genzler	54	Principal Accounting Officer
Joseph I. Emas	50	Director
Richard M. Muller	54	Director

Melissa K. Rice – Chief Executive Officer

Melissa K. Rice has an extensive background in business and is also licensed to practice law in the state of Florida. Ms. Rice has been practicing attorney specializing in securities regulations and corporate transactions, assisting emerging companies in debt and equity financing, as well as providing general corporate governance advice to emerging companies, from October 2000—to the present. Ms. Rice graduated with a Bachelors of Science degree in Marketing from the University of Tampa, a Juris Doctor degree from Stetson School of Law and a Masters of Business Administration from Stetson University.

Scott Swank – Chief Operating Officer

Scott Swank has nearly 10 years experience in the marketing of products via direct response television. As COO, Mr. Swank has been involved with products and companies that have generated nearly $1 billion dollars in revenue driven by direct response advertisements. He is a graduate of Ball State University with a degree in Business Management. Through his experience with some of the most respected individuals, DR marketing firms, and vendors, Mr. Swank has developed a tremendous knowledge in operating profitable campaigns and maximizing revenue. His background includes media buying, inventory management, offer development, financial analysis, and new product development. Acting as COO of Reliant Interactive Media Corp in the late 1990’s, Mr. Swank helped Reliant grow to over $100 million in sales in its first full fiscal year. Annual revenue from their products through infomercials continued to grow until Reliant was acquired by Thane International; a competing direct response marketer where he then became COO of the combined entity. In 2004, Mr. Swank formed Swank Consulting, Inc., a company dedicated to helping companies with limited experience in direct response marketing launch their products to the world via short form spots and infomercials.

David Genzler – Principal Accounting Officer

David Genzler, has been Chief Accounting Officer since 2002 for Non-Invasive monitoring Systems, Inc. a public entity that specializes in developing and marketing medical devises. From 1998 through 2002, Mr. Genzler was a Chief Financial Officer for Car Care Parts Corp., a light manufacturer of compressors, distributor of aftermarket auto parts and supplier to the quick lube industry. Prior 1998, Mr. Genzler was Accounting Manager and Assistant Controller for Tadiran Telecommunications, Inc. (1994-1998), Controller and Chief Financial Officer for Bolar Pharmaceuticals Company, Inc. (1987-1993) and Accounting Manager for Concord Fabrics, INC. (1983-1987). Mr. Genzler received his Bachelor of Science, Accounting from the New York Institute of Technology in 1987.

Joseph I. Emas – Director

Mr. Emas is licensed to practice law in Florida, New Jersey and New York. Mr. Emas specializes in securities regulation, corporate finance, mergers and acquisitions and corporate law. Mr. Emas received his Honors BA at University of Toronto, Bachelor of Administrative Studies, with distinction, at York University in Toronto, his JD, cum laude from Nova Southeastern Shepard Broad Law School and his LL.M. in Securities Regulation at Georgetown University Law Center. Mr. Emas was an Adjunct Professor of Law at Nova Southeastern Shepard Broad Law School. Mr. Emas received the William Smith Award, Pro Bono Advocate for Children in 2000 and the 2006 Child Advocacy Award in Florida and is the author of “Update of Juvenile Jurisdiction Florida Practice in Juvenile Law.” Mr. Emas was been a member of the Juvenile Court Rules Committee for the State of Florida from 1999 through 2006, and currently sits on the Florida Child Advocacy Committee.

Richard M. Muller – Director

Mr. Muller graduated from the University of Colorado with a Bachelors of Science degree in Business Administration. For more than 30 years, Mr. Muller has been involved in international business ventures, start-up businesses and entrepreneurial pursuits and has developed substantial financial and transactional experience relating to the re-organization, development and funding of publicly traded companies. His background includes business activities as diverse as consumer products distribution in Eastern Europe to mining and entertainment ventures in the United States and Latin America. For the past 5 years Mr. Muller has been the CFO of Advanced Oxygen Therapy, Inc, a medical device design and manufacturing company located in Galway, Ireland.

ITEM 6.	EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All other Compensation	Total
	$	$	$	$	$	$	$	$	$
Kevin Sepe – former CEO	2006 2005 2004 2003	144,000 144,000 144,000 144,000	0 65,000 45,000 110,000						144,000 209,000 189,000 254,000
Ken Oxsalida – former President	2006 2005 2004 2003	132,837 97,510 131,686 92,927	0 35,000 30,000 65,000						132,837 132,510 161,686 157,927
Meissa K. Rice – CEO	2007	150,000							150,000
Scott Swank – COO	2006	67,106		100,000					167,106
Dave Genzler – Treasurer	2006	8,654		30,000					38,654

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There are no related party transactions.

ITEM 8.	DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $.0001 par value per share, and 10,000,000 shares of Preferred, $.0001 par value per share.

Common Stock

The shares of our common stock presently outstanding, and any shares of our common stock issued upon exercise of stock options and/or warrants, will be fully paid and non-assessable. Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders, except that a plurality is required for the election of directors. In the event we liquidate, dissolve or wind-up our operations, the holders of the common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding. The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our directors, and the holders of the remaining shares by themselves cannot elect any directors. Holders of common stock are entitled to receive dividends, if and when declared by our board of directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any preferred stock that may then be outstanding.

Preferred Stock

The Preferred Stock will be “blank check” preferred stock, giving the Board the authorization to issue preferred stock from time to time in one or more series and to fix the number of shares and the relative dividend rights, conversion rights, voting rights and special rights and qualifications of any such series. Any issuance of preferred stock with voting rights could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company by increasing the number of outstanding shares entitled to vote and increasing the number of votes required to approve a change in control of the Company.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying cash dividends on our common shares in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends.

Stock Option Plan

On April 30, 2004, the Board of Directors of the Company adopted, and on April 30, 2004, a majority of the Company’s stockholders approved, the 2004 Stock Option Plan (the “Plan”). The Plan provides for the grant to employees, officers, directors, consultants and independent contractors of non-qualified stock options as well as for the grant of stock options to employees that qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986 (“Code”) or as non-qualified stock options. The purpose of the Plan is to enable the Company to attract and retain qualified persons as employees, officers and directors and others whose services are required by the Company, and to motivate such persons by providing them with an equity participation in the Company.

The Plan is administered by the Option Committee of the Board of Directors (the “Committee”), which has, subject to specified limitations, the full authority to grant options and establish the terms and conditions for vesting and exercise thereof. The exercise price of incentive stock options granted under the Plan is required to be no less than the fair market value of the common stock on the date of grant (110% in the case of a greater than 10% stockholder). The exercise price of non-qualified stock options is required to be no less than the fair market value of the common stock on the date of grant. Options may be granted for terms of up to 10 years (5 years in the case of incentive stock options granted to greater than 10% stockholders). No optionee may be granted incentive stock options such that the fair market value of the options which first become exercisable in any one calendar year exceeds $100,000. If an optionee ceases to be employed by, or ceases to have a relationship with the Company, such optionee’s options expire six months after termination of the employment or consulting relationship by reason of death, one year after termination by reason of permanent disability, immediately upon termination for cause and three months after termination for any other reason.

In order to exercise an option granted under the Plan, the optionee must pay the full exercise price of the shares being purchased. Payment may be made either: (i) in cash; or (ii) at the discretion of the Committee, by delivering shares of common stock already owned by the optionee that have a fair market value equal to the applicable exercise price; or (iii) with the approval of the Committee, with monies borrowed from the Company.

Subject to the foregoing, the Committee has broad discretion to describe the terms and conditions applicable to options granted under the Plan. The Committee may at any time discontinue granting options under the Plan or otherwise suspend, amend or terminate the Plan and may, with the consent of an optionee, make such modification of the terms and conditions of such optionee’s option as the Committee shall deem advisable. However, the Committee has no authority to make any amendment or modifications to the Plan or any outstanding option which would: (i) increase the maximum number of shares which may be purchased pursuant to options granted under the Plan, either in the aggregate or by an optioned, except in connection with certain antidilution adjustments; (ii) change the designation of the class of employees eligible to receive qualified options; (iii) extend the terms of the Plans or the maximum option period thereunder; (iv) decrease the minimum qualified option price or permit reductions of the price at which shares may be purchased for qualified options granted under the Plan, except in connection with certain antidilution adjustments; or (v) cause qualified stock options issued under the Plan to fail to meet the requirements of incentive stock options under Section 422 of the Code. Any such amendment or modification shall be effective immediately, subject to stockholder approval thereof within 12 months before or after the effective date. No option may be granted during any suspension or after termination of the Plan.

The Plan is designed to meet the requirements of an incentive stock option plan as defined in Code Section 422. As a result, an optioned will realize no taxable income, for federal income tax purposes, upon either the grant of an incentive stock option under the Plans or its exercise, except that the difference between the fair market value of the stock on the date of exercise and the exercise price is included as income for purposes of calculating Alternative Minimum Tax. If no disposition of the shares acquired upon exercise is made by the optioned within two years from the date of grant or within one year from the date the shares are transferred to the optioned, any gain realized upon the subsequent sale of the shares will be taxable as a capital gain. In such case, the Company will be entitled to no deduction for federal income tax purposes in connection with either the grant or the exercise of the option. If, however, the optioned disposes of the shares within either of the periods mentioned above, the optioned will realize earned income in an amount equal to the excess of the fair market value of the shares on the date of exercise (or the amount realized on disposition if less) over the exercise price, and the Company will be allowed a deduction for a corresponding amount.

No options are outstanding as of the date herein.

PART II

ITEM 1.	MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Shares of our common stock are currently quoted on the “pink sheets” Bulletin Board under the symbol “DRGP.PK.”

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock, as reported by pink sheets.com. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High	Low
Fiscal Year 2005
First Quarter (January-March 2005)	3.25	.25
Second Quarter (April-June 2005)	.30	.25
Third Quarter (July-September 2005)	.25	.20
Fourth Quarter (October-December 2005)	.20	.10

Fiscal Year 2006
First Quarter (January-March 2006)	2.00	.20
Second Quarter (April-June 2006)	1.52	.50
Third Quarter (July through September, 2006)	1.00	.20
Fourth Quarter (October-December 2006)	.79	.20

Fiscal Year 2007
First Quarter (January-March 2007)	.46	.21

On May 7, 2007, the closing bid price of our common stock was $.23.

Holders of Record

As of May 7, 2007 we had approximately 448 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

ITEM 2.	LEGAL PROCEEDINGS

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company’s or our company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

We have had no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures with any of our accountants for the year ended December 31, 2006 or any interim period.

We have not had any other changes in nor have we had any disagreements, whether or not resolved, with our accountants on accounting and financial disclosures during our recent fiscal year or any later interim period.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES.

The Company sold 5,000,000 shares of Series A Preferred Stock from 1/22/04 to 3/25/05, at $1.00 per shares, for a total consideration before $5,000,000. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

The Company, from 8/12/05 to 9/28/05, sold promissory notes in the aggregate amount $1,547,000. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

The Company, from 7/5/04 to 1/13/06, the Company accepted the conversion of 5,000,000 shares of its Series A Preferred Stock to Series B Preferred Stock, at a conversion price of $1.00 per share. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

The Company sold 8,589,999 shares of common stock from 11/13/02 to 10/15/04 at $1.00 per shares, for a total consideration before $8,589,999. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

The Company, from 2/3/06 to 2/8/07, sold convertible debentures in the aggregate amount $177,000. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We have the authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. Our Articles of Incorporation and Bylaws provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law.

We have not purchased insurance against costs which may be incurred by it pursuant to the foregoing provisions of its certificate of incorporation and bylaws, nor does it insure its officers and directors against liabilities incurred by them in the discharge of their functions as such officers and directors.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our director, officer and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act, and will be governed by the final adjudication of such issue.

PART F/S

ITEMS 1 AND	2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

The financial statements required by this Part F/S are contained under the sections “Dynamic Response Group, Inc. Index to Financial Statements” of the Registration Statement. The aforementioned financial statements are incorporated herein by reference.

Attached are audited financial statements for the Company for the period ended December 31, 2006. The following financial statements are attached to this report and filed as a part thereof.

EXHIBIT NO.	DESCRIPTION
3.1	1. Certificate of Incorporation of Registrant filed with the State of Delaware on October 26, 1982.*

2. Certificate of Amendment of Certificate of Incorporation of Registrant filed with the State of Delaware on October 14, 1994.*

3. Certificate For Renewal and Revival of Charter filed with the State of Delaware on May 20, 1994.*

4. Certificate For Renewal and Revival of Charter of Registrant filed with the State of Delaware on April 23, 1996.*

5. Certificate of Amendment of Certificate of Incorporation of Registrant filed with the State of Delaware on June 19, 1997.*

6. Certificate For Renewal and Revival of Charter of Registrant filed with the State of Delaware on May 18, 1999.*

7. Certificate of Amendment of Certificate of Incorporation of Registrant filed with the State of Delaware on July 27, 1999.*

8. Certificate of Amendment of Certificate of Incorporation of Registrant filed with the State of Florida on March 5, 2007.

3.2	By-Laws**

3.3	Articles of Merger and Redomestication**

10.1	Form of Exclusive Manufacture and Marketing Agreement**

23.1	Consent of independent registered certified public accountants

*	Incorporated by reference to the predecessor Company’s filing (SEC File 000-28201) on Form 10-KSB, as filed with the Securities and Exchange Commission on November 20, 2000.

**	Incorporated by reference to the Company’s filing (SEC File 000-28201) on Form 10-SB12G, as filed with the Securities and Exchange Commission on February 13, 2007.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Response Group, Inc

Date: May 10, 2007	By:	/s/ Melissa K. Rice
Melissa K. Rice,
Chief Executive Officer

Date: May 10, 2007

	By:	/s/ David Genzler
David Genzler,
Principal Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: May 10, 2007	By:	/s/ Melissa K. Rice
Melissa K. Rice
Director

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC.,

AND SUBSIDIARIES

FINANCIAL STATEMENTS

DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Dynamic Response Group, Inc. f/ka/ Youth Enhancement Systems, Inc., and Subsidiaries

We have audited the accompanying balance sheet of Dynamic Response Group, Inc. f/k/a Youth Enhancement Systems, Inc., and Subsidiaries as of December 31, 2006 and the related statements of operations, changes in shareholders’ deficiency and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Response Group, Inc. f/k/a Youth Enhancement Systems, Inc., and Subsidiaries as of December 31, 2006 and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Jewett, Schwartz, Wolfe & Associates

Hollywood, Florida

March 29, 2007

2514 HOLLYWOOD BOULEVARD, SUITE 508 • HOLLYWOOD, FLORIDA 33020 • TELEPHONE (954) 922-5885 • FAX (954) 922-5957

MEMBER – AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

PRIVATE COMPANIES PRACTICE SECTION OF THE AICPA • REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD OF THE SEC

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC .,

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2006

2006
ASSETS
Current Assets:
Cash	$364,121
Accounts receivable, net	1,035,802
Inventory	260,835
Other current assets	73,618

Total current assets	1,734,376
Intangible assets	1,077,650
Restricted cash	10,000
Other assets	23,165

Total assets	$2,845,191

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current Liabilities:
Accounts payable and accrued expenses	$2,594,448
Promissory note	100,000
Convertible promissory notes	1,547,000

Total current liabilities	4,241,448
Commitments and contingencies
Shareholders’ Deficiency:
Common stock; $.0001 par value, 100,000,000 shares authorized, 65,355,697 issued and outstanding	6,536
Additional paid-in capital	12,159,708
Accumulated deficit	(13,562,501)

Total shareholders’ deficiency	(1,396,257)

Total liabilities and shareholders’ deficiency	$2,845,191

See Notes to Consolidated Financial Statements

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC.,

AND SUBSIDIARIES

STATEMENTS OF OPERATIONS

December 31, 2006

	2006	2005
Gross revenues	$12,230,121	$5,629,494
Product returns and allowances	(3,056,953)	(883,276)

Net revenues	9,173,168	4,746,218
Cost of revenues	668,208	380,248

Gross profit	8,504,960	4,365,970
Operating expenses:
General and administrative	10,414,015	7,969,562

Total operating expenses	10,414,015	7,969,562

Loss before depreciation, taxes, interest expense and other income	(1,909,056)	(3,603,592)

Other income (expense):
Other income	8,941	2,191
Depreciation	(11,830)	(7,252)
Taxes	(73,083)	—
Interest expense	(164,051)	(214,101)

	(240,024)	(219,162)

Net loss	$(2,149,079)	$(3,822,754)

Weighted Common Shares Outstanding
Basic and diluted	60,834,652	52,645,640

Net loss per common share	$(0.04)	$(0.07)

See Notes to Consolidated Financial Statements

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC.,

AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

	Preferred Stock				Original Common Stock		New Common Stock		Additional Paid-in- Capital	Accumulated Deficit	Total
	Shares	Series A	Shares	Series B	Shares	Amount	Shares	Amount
Balance at January 1, 2005	1,855,600	$1,838,100	532,500	$531,655	46,543,386	$4,655	—	$—	$3,462,552	$(7,590,668)	$(1,753,706)
Issuance of common shares pursuant to private placements			811,000	504,272	4,796,000	479	—	—	382,672		887,423
Fair value of shares issued for services					1,576,400	158	—	—	1,576,242		1,576,400
Fair value of warrants issued for services									394,000		394,000
Conversion of loans payable to stock					3,397,821	340	—	—	1,752,486		1,752,826
Net loss										(3,822,754)	(3,822,754)

Balance at December 31, 2005	1,855,600	1,838,100	1,343,500	1,035,927	56,313,607	5,632	—	—	7,567,952	(11,413,422)	(965,811)
Cancellation of Series A Preferred Stock and	(1,855,600)	($1,838,100)				—	1,855,600	1,855	1,836,245		—
reissuance of new Common Stock
Cancellation of Series B Preferred Stock and reissuance of new Common Stock			(1,343,500)	(1,035,927)		—	1,343,500	1,343	1,034,584		—
Cancellation of original Common Stock for new
Common Stock					(56,313,607)	(5,632)	56,313,607	2,433	3,199		—
Proceeds from merger						—	4,020,040	722	824,000		824,722
Proceeds from exercise of warrants						—	1,822,950	182	893,728		893,910
Net loss										(2,149,078)	(2,149,079)

Balance at December 31, 2006	0	$—	0	$—	—	$—	65,355,697	$6,535	$12,159,708	$(13,562,501)	$(1,396,257)

See Notes to Consolidated Financial Statements

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC.,

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2006	2005
Cash flows from operating activities:
Net loss	$(2,149,079)	$(3,822,754)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11,830	7,252
Provision for returns	78,713	75,173
Provision for doubtful accounts	212,000	71,019
Shares issued for services	—	1,576,400
Warrants issued for services	—	394,000
Changes in operating assets and liabilities:
Accounts receivable	(921,877)	(253,131)
Inventory	(7,136)	(131,849)
Prepaid expenses and other asset	(67,827)	1,709
Other assets	(2,950)	—
Accounts payable and accrued expenses	1,777,859	608,964
Due to related party	—	75,000
Accrued interest on notes payable to related parties	(155,947)	191,924

Net cash used in operating activities	(1,224,414)	(1,206,293)

Cash flows used in investing activity:
Payments toward patent agreement	(337,650)	(290,099)

Net cash used in investing activity	(337,650)	(290,099)

Cash flows from financing activities:
Proceeds from loans payable	—	125,586
Repayment of loans payable	(357,508)
Repayment of related party loans	(176,952)	—
Proceeds from issuance of shares	—	1,184,151
Proceeds from issuance of convertible promissory notes	410,000	1,137,000
Proceeds from merger	824,000
Proceeds from exercise of warrants	673,786
Repayment of promissory note	(100,000)	—
Payments of financing fees	(71,309)	(296,728)

Net cash provided by financing activities	1,202,017	2,150,009
Net increase (decrease) in cash	(360,047)	653,617
Cash, beginning of year	724,168	70,551

Cash, end of year	$364,121	$724,168

Supplemental disclosures of cash flow information:
Cash paid for taxes	$73,083	$—

Cash paid for interest	$437,204	$214,101

See Notes to Consolidated Financial Statements

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

NOTE 1 – NATURE OF BUSINESS

Dynamic Response Group, Inc. f/k/a Youth Enhancement Systems, Inc., (the Company) is engaged in the business of Electronic & Multi Media Retailing, including print, radio, television and the internet and considers itself an emerging leader in the use of direct response transactional television programming, known as infomercials, to market consumer products. These products range from personal care, instructional and household items and are marketed to the end consumer.

Youth Enhancement Systems, Inc. (YES) was originally incorporated on June 4, 2002 under the laws of the State of Florida. This corporation was merged with MaxPlanet Corporation, (MaxPlanet), a Florida corporation on June 2, 2006. MaxPlanet, the surviving legal entity, changed its name to Youth Enhancement Systems, Inc.

MaxPlanet, originally a Delaware corporation, was incorporated in October 1982 as Robotic Systems & Technology, Inc., (Robotic Systems). Robotic Systems became publicly traded upon the declaration of effectiveness on April 22, 1983 when it filed its Registration Statement on Form S-18 with the U.S. Securities and Exchange Commission. From approximately 1983 through November 1993, Robotic Systems had virtually no business operations.

On October 14, 1994, Robotic Systems changed its name to Concord International Group, Inc. (Concord). Concord at this time was still a Delaware corporation. From 1994 through the end of 1997, Concord made several acquisitions, each of which were either unsuccessful ventures or were rescinded after consummation. On July 10, 1997, Concord filed an Agreement of Merger with the State of Delaware, merging the company with Maxnet, Inc., a Delaware corporation. The company then changed its name to Maxnet, Inc., a Delaware corporation. On July 20, 1999, Maxnet, Inc. changed its name to MaxPlanet Corporation. On May 23, 2006 MaxPlanet filed with the State of Florida for domestication and on June 2, 2006, MaxPlanet and Youth Enhancement completed their merger, with MaxPlanet, as the surviving legal entity changing its name to “Youth Enhancement Systems, Inc.” (Company).

NOTE 2 – BASIS OF PRESENTATION AND CONSOLIDATION

The accompanying consolidated financial statements include the results of operations of all subsidiaries over which the Company holds a 100% interest. The results of operations of these companies are accounted for using the consolidated method of accounting. All material inter-company accounts and transactions have been eliminated.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Actual results will differ from those estimates. Significant estimates during the periods include the provision for doubtful accounts, provision for product returns, evaluation of obsolete inventory, and the useful life of long-term assets, such as property, plant and equipment.

Revenue recognition

The Company recognizes gross product revenue in accordance with Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements” which established that revenue can be recognized when persuasive evidence of an arrangement exists, the product has been shipped, all significant contractual obligations have been satisfied, the fee is fixed or determinable and collection is reasonably assured. Revenue is recognized at the initial point of sale. In addition, the Company recognizes product revenue in accordance with Statement of Financial Accounting Standard (SFAS) No. 48 “Revenue Recognition When Right of Return Exists”. This statement requires that in order to recognize revenue at the point of sale when the buyer has a return privilege, the amount of future returns must be reasonably estimable by the seller company.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, accounts receivable, lines of credit and accounts payable and accrued expenses approximates fair value at December 31, 2006 due to the relatively short maturity of the instruments. The carrying value of long-term debt and convertible promissory notes approximates fair value at December 31, 2006 based upon terms available for companies under similar arrangements.

Cash and cash equivalents

The Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Restricted cash

In accordance with Accounting Review Board (ARB) No. 43, Chapter 3A “Current Assets and Current Liabilities”, cash which is restricted as to withdrawal is considered a noncurrent asset. Restricted cash consists of a reserve for credit card processing of approximately $10,000, which the Company holds in a separate escrow account as required by its third party inventory fulfillment center.

Accounts receivable

Accounts receivable are reported at net realizable value. The Company has established an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific customers, historical trends, and other information. Delinquent accounts are written-off when it is determined that the amounts are uncollectible. At December 31, 2006, the provision for doubtful accounts was approximately $212,000.

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Inventories

Inventories are stated at the lower of cost or market, with cost being determined by the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. The Company writes down inventory during the period in which such products are considered no longer effective. There were no write downs of inventory during 2006.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on the straight-line basis over the estimated useful lives of the assets, which range from three to ten years. Normal maintenance and repairs of property and equipment are expensed as incurred while renewals, betterments and major repairs that materially extend the useful life of property and equipment are capitalized. Upon retirement or disposition of property and equipment, the asset and related accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is charged to operations.

Intangible assets

The Company accounts for intangible assets in accordance with SFAS 142 “Goodwill and Other Intangible Assets”. Generally, intangible assets with indefinite lives, and goodwill, are no longer amortized; they are carried at lower of cost or market and subject to annual impairment evaluation, or interim impairment evaluation if an interim triggering event occurs, using a new fair market value method. This impairment evaluation entails writing down such assets to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted cash flows. The amount of the impairment loss would be the excess of the carrying amount of the impaired assets over the fair value of the assets based upon discounted future cash flows.

Intangible assets with finite lives are amortized over those lives, with no stipulated maximum, and an impairment test is performed only when a triggering event occurs. Such assets are amortized on a straight-line basis over the estimated useful life of the asset.

Intangible assets consist of license payments made in accordance with an agreement to purchase the formula and patent used in the Company’s primary product. The Company considers the patent to have an indefinite life.

Income taxes

The Company uses the liability method for income taxes as required by SFAS No. 109 “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Shipping and handling costs

Shipping and handling costs are included in cost of revenues in accordance with guidance established by the Emerging Issues Task Force (EITF) No. 00-10, “Accounting for Shipping and Handling Costs.” EITF 00-10 permits companies to adopt a policy of including shipping and handling costs in cost of sales or other income statement line items.

Advertising

Advertising costs are expensed as incurred and included in selling general and administrative expenses in the accompanying consolidated statements of operations. The Company incurred advertising expenses of $5,665,926 and $2,201,932 during 2006 and 2005, respectively.

Earnings (loss) per share

The Company presents basic earnings (loss) per share and diluted earnings per share in accordance with the provisions of SFAS No. 128 “Earnings per Share”.

Under SFAS 128, basic net loss per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year. Diluted net loss per share is computed by dividing the net loss for the year by the weighted average number of common shares and common share equivalents outstanding during the year.

Provision for Returns

In the normal course of business, the Company does not provide stock-balancing or price protection rights to its distributors; however, on a non-recurring basis, the Company has accepted product returns. The Company estimates its provision for product returns to amount to $78,000 at December 31, 2006. Management establishes provisions for estimated returns concurrently with the recognition of revenue. The provisions are established based upon consideration of a variety of factors, including, among other things, recent and historical return rates for both specific distributors and projected economic conditions.

Concentration of credit risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents and accounts receivable. The Company maintains accounts with financial institutions, which at times exceeds the insured Federal Deposit Insurance Corporation limit of $100,000. The Company minimizes its credit risks associated with cash by periodically evaluating the credit quality of its primary financial institutions. The Company’s accounts receivables are due from the individuals in which it markets its products. The Company does not require collateral to secure its accounts receivables. No customers accounted for more than 10% of its net accounts receivables.

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Product concentration risk

Although the Company offers multiple products, substantially all of the revenue generated is derived from the sale of Procede, a hair thickening product.

Supplier concentration risk

One of the Company’s suppliers procures the formula which is used in manufacturing Procede, the Company’s main revenue generating product. The agreement with this supplier terminates in March 2011. The Company cannot guarantee that it will be able to renew such agreement on acceptable terms, or if unable to renew the agreement, that it will secure the procurement of such formula from other suppliers on similar terms, if at all.

Segment reporting

The Company operates primarily in one main segment consisting of beauty and body enhancement products. The Company evaluates its performance based on revenues and expenses as disclosed in the Company’s statement of operations.

New accounting pronouncements

Accounting changes and error corrections

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154), which replaces Accounting Principles Board (APB) Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections, and it establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2006. The Company will adopt SFAS 154 in the first quarter of fiscal year 2007 and does not expect it to have a material impact on its consolidated results of operations and financial condition.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 addresses the requests from investors for expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted by the Company in the first quarter of fiscal year 2009. The Company is unable at this time to determine the effect that its adoption of SFAS 157 will have on its consolidated results of operations and financial condition.

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Accounting for uncertainty in income taxes

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the Company is required to adopt it in the first quarter of fiscal year 2008. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition and is not currently in a position to determine such effects, if any.

Taxes collected from customer and remitted to governmental authorities

In June 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06–3 (EITF 06-3), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06–3 applies to any tax assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer. EITF 06–3 allows companies to present taxes either gross within revenue and expense or net. If taxes subject to this issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amount of such taxes that are recognized on a gross basis. The Company currently presents such taxes net. EITF 06–3 is required to be adopted during the first quarter of fiscal year 2008. These taxes are currently not material to the Company’s consolidated financial statements.

Accounting for rental costs incurred during a construction period

In September 2006, the FASB issued FASB Staff Position No. FAS 13-1 (As Amended), “Accounting for Rental Costs Incurred during a Construction Period” (FAS 13-1). This position requires a company to recognize as rental expense the rental costs associated with a ground or building operating lease during a construction period, except for costs associated with projects accounted for under SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects.” FAS 13-1 is effective for reporting periods beginning after December 15, 2005 and was adopted by the Company in the first quarter of fiscal year 2007. The Company’s adoption of FAS 13-1 will not materially affect its consolidated results of operations and financial position.

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company's balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal year 2007. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition

FSP FAS 123(R)-5

FSP FAS 123(R)-5 was issued on October 10, 2006. The FSP provides that instruments that were originally issued as employee compensation and then modified, and that modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees, then no change in the recognition or the measurement (due to a change in classification) of those instruments will result if both of the following conditions are met: (a). There is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b). All holders of the same class of equity instruments (for example, stock options) are treated in the same manner. The provisions in this FSP shall be applied in the first reporting period beginning after the date the FSP is posted to the FASB website. The Company does not expect the adoption of FSP FAS 123(R)-5 to have a material impact on its consolidated results of operations and financial condition

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consist of trade receivables due from individuals. The balance at December 31, 2006 is $1,035,802, which is shown net of allowances for doubtful accounts and product returns of approximately $212,000.

NOTE 5 – INVENTORIES

Inventories at December 31, 2006 consist of the following:

Finished goods	$339,553
Reserves for returns	(78,718)

Net inventory	$260,835

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation at December 31, 2006 consists of the following:

Computer	$12,516
Equipment	10,548
Furniture & fixtures	28,578

51,642
Accumulated depreciation	(51,642)

Property and equipment, net	$—

Depreciation expense totaled $11,730 and $7,252 during 2006 and 2005, respectively.

NOTE 7 – INTANGIBLE ASSETS

In April 2003, the Company entered into a five-year agreement to purchase a patent. The agreement requires monthly payments in the amount of $25,000 be made to the inventor of the formula used in the production of the Company’s main product, Procede. These payments give the Company the exclusive right to the formula. The patent was pending at the date of the agreement, however the inventor successfully obtained the patent for the formula in July 2006.

In March 2006, the agreement was amended to extend the expiration date an additional five years. Upon the completion of the contract in March 2011, the Company has to the option to purchase the patent, formula and related rights. At that time, all fees paid to the inventor would be credited toward the total purchase price of $5,000,000.

As of December 31, 2006, $1,077,650 has been paid in accordance with the agreement.

The Company analyzes this agreement for impairment on an annual basis.

NOTE 7 – ACCRUED COMPENSATION

Accrued compensation consists of unpaid wages to officers and consultants. Accrued compensation in the amount of $365,632 was recorded as of December 31, 2006.

NOTE 8 – PROMISSORY NOTE

On June 27, 2005, the Company issued a promissory note to an investor with a principal amount of $200,000. The note bears interest at 15% per annum, with both interest and principal payable monthly. During 2006, $100,000 of this principal balance had been repaid in accordance with the agreement.

In January 2007, the Company entered into a Settlement Agreement and Release, which modified the terms of the initial agreement by allowing for combined weekly payments of $7,500 to be made commencing on February 9, 2007. The Company would be required to repay in full all remaining principal and interest due at May 11, 2007.

Interest expense totaled $14,408 and $0 during 2006 and 2005, respectively.

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

NOTE 9 – CONVERTIBLE NOTES

The Company issued additional convertible notes amounting to $410,000 during 2006, bringing the balance for convertible notes to $1,547,000 at December 31, 2006. The convertible notes bear interest at 15% per annum. The convertible notes are unsecured and mature at the end of 2007 and in early 2008. The convertible notes are convertible at the rate of $1.00 per share.

Interest expense associated with the convertible notes totaled $149,643 and $21,737 during 2006 and 2005 respectively.

NOTE 10 – STOCKHOLDERS’ EQUITY

Common Stock

During 2005, the Company issued 4,796,000 shares of common stock pursuant to private placement during 2005 and generated proceeds of $382,672 in connection with the issuance of the shares. This amount is shown net of financing and other related fees of $296,728. There were no issuances of stock in 2006 with respect to private placements.

In connection with the private placement of the Common Stock in 2005, 142,000 warrants were issued. The warrants issued have terms between one and three years and allow the holder to purchase an equal amount of shares of common stock, with an exercisable price of $1.00. The Company determined that fair value of the warrants issued using the Black-Scholes model with the following assumptions: a volatility factor of 110.35%, a risk free interest rate of 3.84% and a dividend rate of 0.00%. Based on this, the valuation of the warrants was considered immaterial.

The Company also issued 1,576,400 shares of common stock, valued at $1 per share, to certain consultants during 2005, respectively.

The Company paid financing fees and related expenses of $71,309 and $296,728 during 2006 and 2005. The financing fees and related expenses have been recorded as a direct reduction of additional paid-in-capital

After the merger in June 2006, the Company cancelled all original issuances of common stock and exchanged them with shares of the new merged entity’s common stock.

Series A Preferred Stock

During 2004, the Company issued 1,855,600 shares and generated $1,838,100 in connection with the issuance of Series A Preferred Stock. In connection with the private placement of the Series A Preferred Stock, the Company also issued 2,039,600 warrants in 2004. These warrants have a term of five years from date of issuance and allow the holder to purchase and equal amount of shares of common stock, with an exercisable price of $0.80.

The Company determined that fair value of the warrants issued using the Black-Scholes model with the following assumptions: a volatility factor of .01%, five year warrant term from the date of issuance, and a risk free interest rate of 3.84%. Based on this, the valuation of the warrants was considered immaterial.

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

After the merger in June 2006, each share of Series A Preferred Stock was exchanged into one share of the new merged Company’s common stock. In addition, the warrants issued inconjunction with the private placement of the Series A Preferred Stock are still in effect.

Series B Preferred Stock

The Series B Preferred Stock consists of 2,000,000 shares authorized, with 1,343,500 shares issued and outstanding as of December 31, 2005. In connection with the private placement of the Series B Preferred Stock, the Company also issued 2,214,347 warrants. These five-year warrants allow the holder to purchase an equal amount of shares of common stock, with an exercisable price of $1.00.

All Series B Preferred Stock was exchanged after the merger into an equal number of shares of the merged Company’s new common stock. All warrants issued with respect to the Series B Preferred Stock are still in effect as of December 31, 2006.

Service Warrants

During 2005, the Company issued warrants to certain consultants. The exercise price of the warrants ranges from $0.001 to $1.00. The warrants expire at various dates in 2009 and 2010. There were no warrants issued during 2006.

The fair value of the warrants issued was based on Black-Scholes model using the following assumptions: a volatility factor of 110.35%, five year warrant term from date of issuance and a risk free interest rate of 3.84%.

The fair value of the warrants issued for services amounted $394,000 during 2005. There was no change in the valuation of these warrants for 2006.

NOTE 11 – INCOME TAXES

The provision (benefit) for income taxes from continued operations for the years ended December 31, 2006 consists of the following:

	2006	2005
Current:
Federal	$—	$—
State	—	—
Deferred:
Federal	(455,000)	(1,548,215)
State	—
Tax (benefit) from the decrease in valuation allowance	455,000	1,548,215

Provision (benefit) for income taxes, net	$—	$—

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

Statutory federal income tax rate	35.0%
State income taxes	5.5%
Other	—%
Valuation allowance	(40.5)%

Effective tax rate	(0.0)%

Deferred income taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax assets and liabilities result principally from the following:

2006
Net operating loss-carryforwards	$13,300,000
expiring between 2018-2026	—
Depreciation and amortization	—
Other	—

Deferred income tax asset	$13,300,000

The net deferred tax assets and liabilities are comprised of the following:

2006
Deferred tax assets:	$—
Current	—
Non-current	5,386,500
Less: valuation allowance	(5,386,500)

Net deferred income tax asset	$—

NOTE 12- COMMITMENTS

Lease commitments:

The Company has entered into noncancellable operating leases for its corporate offices. The leases expire in October 2008. Rental expense was $138,893 and $121,465 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 total minimum rentals under operating leases with remaining noncancellable lease terms of more than one year were as follows:

Year Ending:
2007	$108,019
2008	93,735

Total	$201,754

DYNAMIC RESPONSE GROUP, INC.

f/k/a YOUTH ENHANCEMENT SYSTEMS, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Formula Commitments:

On April 8, 2003, the Company entered into a binding letter of intent (LOI) with the inventor of the formula that is used in the manufacture of substantially all of the Company’s products. The amended terms of the LOI require the Company to pay the inventor a monthly fee of $25,000 through March 2011 for the license of the formula and all of its rights.

Upon the expiration of the amended LOI, the Company will have the exclusive right to purchase the formula and its patent in March 2011 for an amount equally to $5,000,000 less any amount previously paid by it under the aforementioned LOI. Upon the closing, the inventor will transfer all rights, title and interest in and to the formula and all intellectual rights property rights associated therewith including, but not limited to, the patent and other applications. The Company agrees to pay the inventor a 1% perpetual royalty based on the worldwide gross sales of the formula each calendar quarter.

During July 2006, the inventor successfully obtained the patent for the formula.

NOTE 13- SUBSEQUENT EVENTS

On March 5, 2007, the Company changed its name from Youth Enhancement Systems, Inc. to Dynamic Response Group, Inc.

Exhibit Index

Exhibit No.	Description
3.1.8	Certificate of Amendment of Certificate of Incorporation of Registrant filed with the State of Florida on March 5, 2007.

23.1	Consent of Independent Registered Certified Public Accountants